Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

July 29, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Mara L. Ransom Assistant Director

Re:	Sprouts Farmers Markets, LLC Registration Statement on Form S-1 (File No. 333-188493)

Dear Ms. Ransom:

On behalf of our client, Sprouts Farmers Market, Inc. (the “Company”), set forth below is the Company’s response to the letter dated July 25, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to Amendment No. 3 to the Company’s Registration Statement on Form S-1, File No. 333-188493, as amended (the “Registration Statement”) filed with the Commission on July 22, 2013 (the “Third Amendment”). The Company is filing Amendment No. 4 to the Registration Statement (the “Fourth Amendment”), which includes revisions made to the Registration Statement in response to the Comment Letter, simultaneously with this letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Third Amendment, while the page numbers in the Company’s responses refer to page numbers in the Fourth Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Fourth Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2013

Dilution, page 44

1.	Please explain how you calculated your historical net tangible book deficit of $146.7 million, your pro forma net tangible book deficit of $445.8 million and your pro forma adjusted net tangible book deficit of $203.8 million.

Response:

In response to this comment, the Company supplementally advises the Staff as follows:

The amounts included in the Third Amendment for the Company’s March 31, 2013 historical net tangible book deficit, pro forma net tangible book deficit and pro forma adjusted net tangible book deficit were overstated by $2.0 million due to a computational error. The correct amounts are (in thousands):

Historical net tangible book deficit	$(144,691)
Pro forma net tangible book deficit	$(443,801)
Pro forma adjusted net tangible book deficit	$(201,826)

The disclosure in the Fourth Amendment on page 34 and 44 has been revised to correct this error.

An explanation of the calculation (and the computational error in the Third Amendment) is set forth below:

	March 31, 2013
	Historical Net Tangible Book Deficit		Pro forma Net Tangible Book Deficit		Pro forma as Adjusted Net Tangible Book Deficit
	(amounts in thousands)
Total assets	$1,145,441	(a)	$1,133,550	(b)	$1,132,871	(c)
Less:
Intangible assets, net of accumulated amortization	(196,449	)(a)	(196,449	)(b)	(196,449	)(c)
Goodwill	(368,078	)(a)	(368,078	)(b)	(368,078	)(c)

Tangible Assets	$580,914		$569,023		$568,344

Total liabilities	$739,445	(a)	$1,026,664	(b)	$784,010	(c)
Less:
Unfavorable lease liability intangibles included in Other long-term liabilities	(13,840	)(d)	(13,840	)(d)	(13,840	)(d)

Tangible liabilities	$725,605		$1,012,824		$770,170

Net Tangible Book Deficit	$(144,691)		$(443,801)		$(201,826)

(a)	See the Company’s Consolidated Balance Sheet on March 31, 2013, on page F-50.
(b)	See the Company’s Pro Forma for April 2013 Refinancing Condensed Consolidated Balance Sheet as of March 31, 2013, on page 58.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2013

(c)	See the Company’s Pro Forma Sprout Farmers Market, Inc. Condensed Consolidated Balance Sheet as of March 31, 2013, on page 58.
(d)	This amount represents unfavorable lease liability intangibles included in “Other long-term liabilities” on the March 31, 2013 balance sheet. These were recorded in connection with the Henry’s Transaction and the Sunflower Transaction. In the Third Amendment, the Company computed the book deficit, in error, using $(11,839) rather than $(13,840) for this item.

Consolidated Statements of Operations, pages F-5 and F-51

2.	Please present pro forma earnings per share information on the face of the consolidated statements of operations.

Response: In response to this comment, the Company has revised its disclosure. Please see pages F-5 and F-51 of the Fourth Amendment

*            *             *

If you have any questions, please contact the undersigned at (212) 309-6843 or Jeff Letalien at (212) 309-6763.

Very truly yours,

/s/ Howard Kenny

cc:	Sprouts Farmers Market, Inc.